FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT SEPTEMBER 30, 2009 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO SEPTEMBER 30, 2009 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER30, 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO SEPTEMBER 30, 2009 & 2008

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITHE THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2009 & 2008

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	164,003,955	100	118,155,777	100

s02	CURRENT ASSETS	37,693,917	23	30,105,690	25
s03	CASH AND SHORT-TERM INVESTMENTS	9,213,265	6	6,599,059	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	20,165,465	12	15,793,245	13
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,226,361	3	5,094,736	4
s06	INVENTORIES	810,482	0	422,312	0
s07	OTHER CURRENT ASSETS	2,278,344	1	2,196,338	2
s08	LONG - TERM	8,869,248	5	5,760,382	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	8,867,159	5	5,758,768	5
s11	OTHER INVESTMENTS	2,089	0	1,614	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	79,270,718	48	51,268,693	43
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	211,059,614	129	140,862,328	119
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	137,749,463	84	94,586,449	80
s17	CONSTRUCTIONS IN PROGRESS	5,960,567	4	4,992,814	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	27,073,785	17	21,245,731	18
s19	OTHER ASSETS	11,096,287	7	9,775,281	8

s20	TOTAL LIABILITIES	65,291,602	100	38,429,086	100

s21	CURRENT LIABILITIES	38,067,411	58	26,080,694	68
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	9,301,138	14	2,972,465	8
s24	STOCK MARKET LOANS	5,000,000	8	1,929,052	5
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	449,642	1	558,168	1
s26	OTHER CURRENT LIABILITIES	23,316,631	36	20,621,009	54
s27	LONG - TERM LIABILITIES	17,144,930	26	10,001,463	26
s28	BANK LOANS	12,144,930	19	10,001,463	26
s29	STOCK MARKET LOANS	5,000,000	8	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	10,079,261	15	2,346,929	6

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	98,712,353	100	79,726,691	100

s34	NON-CONTROLLING INTEREST	3,484,137	4	2,487,394	3
s35	CONTROLLING INTEREST	95,228,216	96	77,239,297	97
s36	CONTRIBUTED CAPITAL	55,051,124	56	52,865,358	66
s79	CAPITAL STOCK (NOMINAL)	17,013,224	17	17,577,203	22
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	38,037,900	39	35,288,155	44
s41	CAPITAL INCREASE (DECREASE)	40,177,092	41	24,373,939	31
s42	RETAINED EARNINGS AND CAPITAL RESERVE	20,729,134	21	12,797,654	16
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	19,447,958	20	11,576,285	15
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	9,213,265	100	6,599,059	100
s46	CASH	1,292,948	14	847,537	13
s47	SHORT-TERM INVESTMENTS	7,920,317	86	5,751,522	87

s07	OTHER CURRENT ASSETS	2,278,344	100	2,196,338	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,278,344	100	2,196,338	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	27,073,785	100	21,245,731	100
s48	AMORTIZED OR REDEEMED EXPENSES	6,133,393	23	3,859,494	18
s49	GOODWILL	18,739,459	69	15,878,941	75
s51	OTHERS	2,200,933	8	1,507,296	7

s19	OTHER ASSETS	11,096,287	100	9,775,281	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,745,651	61	4,976,059	51
s104	BENEFITS FOR EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	4,350,636	39	4,799,222	49

s21	CURRENT LIABILITIES	38,067,411	100	26,080,694	100
s52	FOREIGN CURRENCY LIABILITIES	30,598,181	80	22,892,716	88
s53	MEXICAN PESOS LIABILITIES	7,469,230	20	3,187,978	12

s26	OTHER CURRENT LIABITIES	23,316,631	100	20,621,009	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	889,645	4	1,088,267	5
s89	INTEREST LIABILITIES	288,987	1	282,875	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	20,306,331	87	17,963,695	87
s105	BENEFITS FOR EMPLOYEES	1,831,668	8	1,286,172	6

s27	LONG-TERM LIABILITIES	17,144,930	100	10,001,463	100
s59	FOREIGN CURRENCY LIABILITIES	12,144,930	71	10,001,463	100
s60	MEXICAN PESOS LIABILITIES	5,000,000	29	0	0

s31	DEFERRED LIABILITIES	0	100	0	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	10,079,261	100	2,346,929	100
s66	DEFERRED TAXES	7,275,822	72	41,260	2
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,803,439	28	2,305,669	98
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	17,013,224	100	17,577,203	100
s37	CAPITAL STOCK (NOMINAL)	147,864	1	151,792	1
s38	RESTATEMENT OF CAPITAL STOCK	16,865,360	99	17,425,411	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	20,729,134	100	12,797,654	100
s93	LEGAL RESERVE	276,774	1	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	13,327,426	64	8,514,426	67
s45	NET INCOME FOR THE YEAR	7,124,934	34	4,283,228	33

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	19,447,958	100	11,576,285	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	19,447,958	100	11,576,285	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
S		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	(373,494)	4,024,996
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	22,126	24,575
s76	WORKERS (*)	3,335	3,585
s77	OUTSTANDING SHARES (*)	18,070,911,360	18,550,939,060
s78	REPURCHASE OF OWN SHARER(*)	252,127,700	394,367,100
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO SEPTEMBER 30, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	66,817,492	100	56,532,895	100
r02	COST OF SALES AND SERVICES	43,525,149	65	35,478,301	63
r03	GROSS INCOME	23,292,343	35	21,054,594	37
r04	OPERATING EXPENSES	15,277,793	23	14,130,939	25
r05	OPERATING INCOME	8,014,550	12	6,923,655	12
r08	OTHER EXPENSES AND INCOMES (NET)	(70,345)	(0)	(123,967)	(0)
r06	COMPREHENSIVE FINANCING COST	1,549,951	2	(738,404)	(1)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	1,115,032	2	437,483	1
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	10,609,188	16	6,498,767	11
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,130,905	5	2,103,856	4
r11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	7,478,283	11	4,394,911	8
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	7,478,283	11	4,394,911	8
r19	NET INCOME OF NON-CONTROLLING INTEREST	353,349	1	111,683	0
r20	NET INCOME OF CONTROLLING INTEREST	7,124,934	11	4,283,228	8

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	66,817,492	100	56,532,895	100
r21	DOMESTIC	4,993,198	7	5,650,357	10
r22	FOREIGN	61,824,294	93	50,882,538	90
r23	TRANSLATION INTO DOLLARS (***)	4,494,645	7	4,714,882	8

r08	OTHER EXPENSES AND INCOMES (NET)	(70,345)	100	(123,967)	100
r49	OTHER EXPENSES AND INCOMES (NET)	(15,961)	23	(66,495)	54
r34	EMPLOYEE PROFIT SHARING	18,818	(27)	20,826	(17)
r35	DEFERRED EMPLOYEE PROFIT SHARING	35,566	(51)	36,646	(30)

r06	COMPREHENSIVE FINANCING COST	1,549,951	100	(738,404)	100
r24	INTEREST EXPENSE	1,665,923	107	947,161	(128)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	761,626	49	1,066,837	(144)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	2,454,248	158	(858,080)	116
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,130,905	100	2,103,856	100
r32	INCOME TAX	2,957,141	94	717,750	34
r33	DEFERRED INCOME TAX	173,764	6	1,386,106	66

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
R		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	66,817,492	56,532,895
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	86,289,339	73,954,180
r39	OPERATING INCOME (**)	10,013,949	9,175,259
r40	NET INCOME OF CONTROLLING INTEREST (**)	8,377,182	5,385,021
r41	NET INCOME (**)	8,714,300	5,745,266
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	6,711,614	5,370,114

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTEMBER30, 2009-

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	24,398,244	100	19,573,060	100
rt02	COST OF SALES AND SERVICES	15,529,872	64	11,988,124	61
rt03	GROSS INCOME	8,868,372	36	7,584,936	39
rt04	OPERATING EXPENSES	5,558,346	23	4,859,782	25
rt05	OPERATING INCOME	3,310,026	14	2,725,154	14
rt08	OTHER EXPENSES AND INCOMES (NET)	9,263	0	(56,947)	(0)
rt06	COMPREHENSIVE FINANCING COST	281,625	1	(901,669)	(5)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	609,596	2	24,031	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	4,210,510	17	1,790,569	9
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,302,580	5	623,937	3
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	2,907,930	12	1,166,632	6
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	2,907,930	12	1,166,632	6
rt19	NET INCOME OF NON-CONTROLLING INTEREST	117,351	0	9,818	0
rt20	NET INCOME OF CONTROLLING INTEREST	2,790,579	11	1,156,814	6

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	24,398,244	100	19,573,060	100
rt21	DOMESTIC	1,469,524	6	1,813,590	9
rt22	FOREIGN	22,928,720	94	17,759,470	91
rt23	TRANSLATION INTO DOLLARS (***)	1,666,925	7	1,645,630	8

rt08	OTHER REVENUES AND (EXPENSES), NET	9,263	100	(56,947)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	23,953	259	(44,864)	79
rt34	EMPLOYEE PROFIT SHARING	17,525	189	17,064	(30)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(2,835)	(31)	(4,981)	9

rt06	COMPREHENSIVE FINANCING COST	281,625	100	(901,669)	100
rt24	INTEREST EXPENSE	481,585	171	320,481	(36)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	307,937	109	299,075	(33)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	455,273	162	(880,263)	98
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,302,580	100	623,937	100
rt32	INCOME TAX	1,362,594	105	234,425	38
rt33	DEFERRED INCOME TAX	(60,014)	(5)	389,512	62

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	2,454,660	1,699,081

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO SEPTEMBER 30, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
D		FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.46		$0.29
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.46		$0.29
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.27		$4.16
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.09		$0.08
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	1.79	times	1.70	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	20.54	times	24.41	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	11.19		7.77
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	8.83		7.21
p03	NET INCOME TO TOTAL ASSETS ( **)	5.31		4.86
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	28.25		21.76
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-		-
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.53	times	0.63	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.09	times	1.44	times
p08	INVENTORIES ROTATION (**)	69.08	times	109.70	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	71.00	days	66.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.08		8.76
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	39.81		32.52
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.66	times	0.48	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	65.46		85.60
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	21.63		19.51
p15	OPERATING INCOME TO INTEREST PAID	4.81	times	7.31	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.32	times	1.92	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.99	times	1.15	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.97	times	1.14	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.58	times	0.78	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	24.20		25.30
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	10,609,188	6,498,767
e02	+(-) ITEMS NOT REQUIRING CASH	(2,454,248)	2,150,246
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	7,076,965	6,203,121
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,665,923	947,161
e05	CASH FLOWS BEFORE INCOME TAX	16,897,828	15,799,295
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,475,788)	(5,831,224)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	13,422,040	9,968,071
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(13,408,577)	(14,930,444)
e09	FINANCING ACTIVITIES	13,463	(4,962,373)

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	432,612	(5,706,369)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	446,075	(10,668,742)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	1,256,615	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	7,510,575	17,267,801
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	9,213,265	6,599,059

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	(2,454,248)	2,150,246
e15	+ESTIMATES FOR THE PERIOD	0	2,024,664
e16	+PROVISIONS FOR THE PERIOD	0	187,120
e17	+(-) OTHER UNREALIZED ITEMS	(2,454,248)	(61,538)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	7,076,965	6,203,121
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	8,191,997	6,640,604
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(1,115,032)	(437,483)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,665,923	947,161
e25	+ACCRUED INTERESTS	1,665,923	947,161
e26	+(-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,475,788)	(5,831,224)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	227,503	(1,111,246)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	1,339,941	(415,547)
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	613,503	634,421
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(767,078)	938,852
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,471,394)	(2,900,380)
e32	+(-) INCOME TAXES PAID OR RETURNED	(2,418,263)	(2,977,324)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(13,408,577)	(14,930,444)
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(11,724,982)	(14,113,240)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(1,200,985)	(817,204)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	(482,610)	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	432,612	(5,706,369)
e45	+ BANK FINANCING	5,534,722	850,639
e46	+ STOCK MARKET FINANCING	66,200,000	0
e47	+ OTHER FINANCING	172,583	259,145
e48	(-) BANK FINANCING AMORTIZATION	(4,628,872)	(1,879,343)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(62,200,000)	0
e50	(-) OTHER FINANCING AMORTIZATION	(236,511)	(52,542)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(3,227)
e52	(-) DIVIDENDS PAID	(1,522,067)	(1,532,825)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(1,640,540)	(606,628)
e56	+ REPURCHASE OF SHARES	(1,927,115)	(2,741,588)
e57	+(-) OTHER ITEMS	680,412	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

Third quarter 2009

Consolidated relevant figures

- Third quarter 2009 consolidated revenues were the equivalent of 24.398 billion pesos, a 24.7% increase from a year earlier. Based on local accounting principles of each country where we operate, the following increases in revenues with respect to the same period last year were registered: 7.6% in Brazil, 25.6% in Colombia, 16.3% in Argentina, 29.8% in Chile and 17.8% in Peru.

- At the end of the third quarter of 2009, there were 18.0 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 4.7% increase with respect to the previous quarter and a 27.9% increase compared with the same period of last year.

- In particular, at the end of the third quarter of 2009, our operations in Brazil accounted for 14.2 million RGUs, representing a 5.2% increase compared with the second quarter 2009 and a 27.8% increase compared with the end of the third quarter 2008. For the same period, Colombia had 2.7 million accesses or RGUs, representing a 0.2% increase compared with the second quarter 2009 and a 15.9% increase compared with the end of the third quarter 2008. The rest of the countries in which we operate achieved a 10.1% increase in RGUs compared with the end of the second quarter 2009 and a 78.8% increase compared with the end of the third quarter 2008.

- Consolidated EBITDA(1) for the third quarter of 2009 totaled 6.282 billion pesos, a 29.7% increase compared with the same period of last year. Based on local accounting principles and exchange rates of each country, EBITDA increases were 11.8% in Brazil, 142.5% in Colombia, 184.2% in Argentina, 76.0% in Chile and 263.6% in Peru.

- Third quarter 2009 operating income totaled 3.311 billion pesos, a 21.5% increase compared with the same period last year.

- Third quarter 2009 consolidated majority net income was 2.791 billion pesos, a 141.2% increase compared with the same period last year.

- Third quarter 2009 EBITDA and operating income margins were 25.7% and 13.6% respectively, compared with 24.7% and 13.9% a year earlier.

- At the end of the third quarter of 2009, total consolidated debt was the equivalent of 2.329 billion dollars. Of total debt, 45% was dollar denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 592 million dollars, or 56% of the dollar denominated debt. Net debt (3) was the equivalent of 1.647 billion dollars.

- On September 4th, 2009, Telmex Internacional issued its first Domestic Senior Notes in Mexico as authorized by the CNBV (Comisión Nacional Bancaria y de Valores) through the company’s debt program for an amount equal to 5 billion pesos. The maturity of these Domestic Senior Notes is 3 years, and the interest rate is 28-day TIIE (Mexican interbank equilibrium interest rate) plus 135 basis points. Interest payments are made every 28 days. The national rating for this issue given by Standard and Poor’s and Fitch Ratings were mxAA and AA, respectively.

(1)   EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation.

(2)   One ADR represents 20 shares.

(3)   Net debt is defined as total debt less cash, cash equivalents and marketable securities.

The financial information for 2008 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex Internacional Financial Results

Revenues: For the third quarter of 2009, consolidated revenues totaled 24.398 billion pesos, an increase of 24.7% compared with the same period last year. These results reflect increases of a 47.0% in local services revenues, 45.7% increase in Internet access revenues, 40.1% increase in corporate network revenues, 80.0% increase in pay TV revenues, and 10.5% increase in long distance revenues as well as a 2.6% increase in international long distance revenues.

Costs and Expenses: For the third quarter of 2009, cost and expenses totaled 21.087 billion pesos, a 25.2% increase compared with the same period last year. This increase reflected gains in customers in Brazil, Colombia, Chile, Argentina and Peru and an increase in interconnection costs for mobile termination and leased lines, particularly in Brazil, related to strong growth in the local telephony and data businesses. Additionally, the increase in cost and expenses was also caused by an increase in content costs associated with more pay TV customers in Colombia, Chile, Peru and Brazil.

EBITDA (1) and operating income: for the third quarter of 2009, EBITDA (1) totaled 6.282 billion pesos, a 29.7% increase compared with the same period last year, with a corresponding margin of 25.7%. Operating income totaled 3.311 billion pesos with a corresponding margin of 13.6%.

Financing cost: For the third quarter of 2009, net income was 281 million pesos as a result of a net interest charge equal to 174 million pesos and a 455 million pesos net exchange rate gain that originated from the reais appreciation during the period (the reais/dollar exchange rate moved from 1.9516 at the end of June to 1.7781 at the end of September). This effect was partially offset by reais/dollar foreign exchange rate hedges contracted by Embratel.

Majority net income: For the third quarter of 2009, majority net income totaled 2.791 billion pesos, a 141.2% increase compared with the same period last year, generating earnings per share equal to 15 Mexican cents, a 150% increase compared with the year-ago period. Earnings per ADR (2) were 23 U.S. cents, a 109.1% increase compared with the same period last year.

Investments: For the nine months, investments totaled the equivalent of 851.9 million dollars invested primarily in Brazil and Colombia.

Repurchase of own shares: For the third quarter of 2009, 660.5 million pesos were used to repurchase 77.1 million shares of the Company.

Debt: At the end of the third quarter of 2009, total debt was the equivalent of 2.329 billion dollars of which 45% was dollar denominated. In order to reduce risk associated with exchange rate fluctuation, as of September 30, 2009, hedges were in place for the equivalent of 592 million dollars, or 56% of the dollar denominated debt.

Net debt (3) totaled the equivalent of 1.647 billion dollars.

Income Statements
(Million of nominal pesos)
					%					%
		3Q2009		3Q2008	Inc.		9 months 09		9 months 08	Inc.
Revenues
Local	Ps.	4,114	Ps.	2,799	47.0	Ps.	10,803	Ps.	7,673	40.8
Domestic long distance		8,253		7,467	10.5		22,585		21,445	5.3
International long distance		822		801	2.6		2,474		2,461	0.5
Corporate networks		5,880		4,198	40.1		15,624		12,371	26.3
Internet		2,073		1,423	45.7		5,750		3,975	44.7
Cable TV		1,451		806	80.0		3,732		2,234	67.1
Others		1,805		2,079	(13.2)		5,849		6,374	(8.2)
Total		24,398		19,573	24.7		66,817		56,533	18.2

Costs and Expenses
Cost of sales and services		3,887		2,901	34.0		11,314		8,813	28.4
Commercial, administrative and general		5,558		4,860	14.4		15,278		14,131	8.1
Transport and interconnection		8,671		6,969	24.4		24,019		20,024	20.0
Depreciation and amortization		2,971		2,118	40.3		8,192		6,641	23.4
Total		21,087		16,848	25.2		58,803		49,609	18.5

Operating income		3,311		2,725	21.5		8,014		6,924	15.7

Other (revenues) and expenses, net		(9)		57.00	(115.8)		70		124.00	(43.5)

Comprehensive financing cost
Net interest		174		21	728.6		904		(120)	NA
Exchange loss (gain), net		(455)		880	NA		(2,454)		858	NA
Total		(281)		901	NA		(1,550)		738	NA

Equity in results of affiliates		610		24	*		1,115		437	155.1

Income before income tax		4,211		1,791	135.1		10,609		6,499	63.2

Income tax		1,303		624	108.8		3,131		2,104	48.8

Income before equity in minority interest		2,908		1,167	149.2		7,478		4,395	70.1

Minority interest		(117)		(10)	NA		(353)		(112)	215.2

Majority net income	Ps.	2,791	Ps.	1,157	141.2	Ps.	7,125	Ps.	4,283	66.4

EBITDA (1)	Ps.	6,282	Ps.	4,843	29.7	Ps.	16,206	Ps.	13,565	19.5

EBITDA margin (%)		25.7		24.7	1.0		24.3		24.0	0.3
Operating margin (%)		13.6		13.9	(0.3)		12.0		12.2	(0.2)

NA Not applicable
* Higher than 1,000%

Balance Sheets
(Million of nominal pesos)

		September 30,		September 30,
		2009		2008
Assets
Cash and short-term investments	Ps.	9,213	Ps.	6,599
Other current assets		28,481		23,507
Plant, property and equipment, net		79,271		51,269
Other assets		21,554		15,926
Goodwill		18,739		15,879
Deferred taxes		6,746		4,976

Total assets	Ps.	164,004	Ps.	118,156

Liabilities and stockholders’ equity
Current portion of long-term debt	Ps.	14,301	Ps.	4,902
Other current liabilities		23,766		21,220
Long-term debt		17,145		10,001
Employee benefits		2,804		2,306
Deferred taxes		7,276		-

Total liabilities		65,292		38,429
Stockholders' equity
Majority stockholders' equity		95,228		77,240
Minority interest		3,484		2,487
Total stockholders’ equity		98,712		79,727
Total liabilities and stockholders’ equity	Ps.	164,004	Ps.	118,156

The following financial information is presented in the local currency of each country, according to its generally accepted accounting principles, before elimination of intercompany operations among the various companies that belong to Telmex Internacional.

Brazil

For the third quarter of 2009, as a result of successful commercial strategies, revenues generated from local access and data services, have increased by 22.9% and 27.6% respectively, compared with the same period last year. This growth has allowed the company to reduce its dependency on long distance revenues given that now 54.3% of total revenues originate from the following services: local access, data, television via Embratel, and other services.

It is worthwhile noting that local access services in part have increased as a result of the deployment and use of different solutions to access the network through fiber optic, wireless technology, coaxial cable and ADSL. Similarly, data services have also increased as a result of service integration strategies.

In particular, at the end of the third quarter of 2009, Net Serviços offered the Net Fone service to 2.5 million customers. This service represents an important growth opportunity given that Net Serviços’s network covers approximately 10.7 million homes passed and is 78% bidirectional. This network covers approximately 3.6 million pay TV customers and has 2.8 million local and broadband access customers.

Revenues:  For the third quarter of 2009, revenues totaled 2.695 billion reais, a 7.6% increase compared with the same period of last year. This improvement was benefited from growth in local and data revenues of 22.9% and 27.6% respectively.

- Local:  Revenues totaled 549 million reais, a 22.9% increase compared with the same period last year due to a 25.4% increase in the number of lines in service.

- Domestic long distance: Revenues totaled 1.135 billion reais, a 2.7% decrease compared with the same period last year.

- International long distance: Revenues totaled 98 million reais, a 14.7% decrease compared with the same period last year, related to incoming international traffic and a decrease in residential segment.

- Satellite Pay TV: The Service Via Embratel, which was launched on December 1st 2008, reached 31 million reais in sales and 241,897 services at the end of the third quarter of 2009.

- Corporate Networks and Internet: Revenues generated by data and Internet access services totaled 789 million reais, a 27.6% increase compared with the same period of last year. Such improvement was partially due to the increase in services for corporate data networks.

Costs and expenses: For the third quarter of 2009, costs and expenses totaled 2.294 billion reais, a 7.4% increase compared with the same period last year. Contributing factors included higher costs associated with originating mobile traffic, reflecting a rate increase adjustment for the mobile network that took effect in January 2009.

Cost of sales and services: Cost of sales and services totaled 319 million reais, a 5.6% increase compared with the same period in 2008. This increase was due to costs associated with the growth of local and data services.

Commercial, administrative and general expenses: These expenses totaled 502 million reais, a 1.5% decrease compared with the same period last year.

Transport and interconnection: These costs totaled 1.146 billion reais, an increase of 10.1% compared with the same period last year, reflecting an increase in the termination of mobile traffic, among other factors.

Depreciation and amortization: These expenses totaled 327 million reais, an increase of 15.8% compared with the same period last year.

EBITDA (1) and operating income: For the third quarter of 2009, EBITDA (1) totaled 728 million reais, an increase of 11.8% compared with the same period last year, producing a margin of 27%. Operating income totaled 487 million reais, producing an operating margin of 18.1%.

Colombia

Colombia’s network currently has 4.9 million homes passed, of which 56% are bidirectional. At the end of the third quarter 2009, 2.7 million accesses (RGUs) were in effect, a 15.9% increase from the year-earlier period. In particular, growth occurred in broadband access and voice up 45.6% and 60.3%, respectively.

In 2009, initiatives in the corporate segments focused on growing the number of services per client in the corporate segment and increasing small and medium sized business customers (SME) through offerings of data services, internet and telephony. The number of services in these product lines has increased by 4.4% in data services, 32.6% in Internet services and 56.3% in telephone lines compared with a year earlier. The strategy of increasing penetration in the SME market has been a determining factor in increasing the number of Internet services and telephone lines.

For the third quarter 2009, revenues totaled 296.976 billion Colombian pesos, a 25.6% increase with respect to the same period last year. The increase was mainly due to the growth in operations with several corporate customers and additional revenues in the voice business, video and Internet generated by the pay TV company customers.

For the third quarter 2009, total costs and expenses totaled 284.359 billion Colombian pesos, an increase of 18.5% compared with the same period last year. This increase is primarily due to growing content and client acquisition costs, as well as expenses for personnel dedicated to serving the SME market. EBITDA (1) totaled 70.938 billion Colombian pesos, an increase of 142.5% compared with the same period last year. The EBITDA margin was 23.9%, an increase of 11 percentage points compared with the year-earlier period. Operating income was 12.617 billion Colombian pesos for July – September period of 2009.

Chile

At the end of the third quarter of 2009, RGUs totaled 619 thousand a 74% increase compared with the same period last year.

Third quarter, revenues from the Chile operation totaled 38.301 billion Chilean pesos, a year over year increase of 29.8%. The gains reflected revenue growth generated from pay TV services which increased 6.244 billion Chilean pesos, or 64.8% year over year. Revenues from Internet services increased 71.2%, primarily due to the residential market. Additionally, revenues from corporate networks increased 17.9%. Voice services decreased 1.4% as a result of the contraction of the domestic and international long distance markets and despite a 7.7% increase in local services.

For the third quarter of 2009, costs and expenses totaled 41.895 billion Chilean pesos, 25.8% more than the corresponding period last year. The increase was primarily due to higher cost of sales and services, which increased 26.8%, mostly due to TV content. Commercial, administrative and general costs increased 21.6% due to increased new customer acquisition costs in the residential market as well as higher provisions for customers in default in this market. EBITDA (1) totaled 4.973 billion Chilean pesos, a 76.0% increase compared with the same period last year, generating a margin of 13.0%. The operations generated an operational loss of 3.594 billion Chilean pesos.

Peru

For the third quarter 2009, RGUs grew by 85% compared with the same period last year. The number of corresponding units totaled 269 thousand.

For the third quarter of 2009, revenues reached 99.1 million New Soles, a 17.8% increase compared with the same period last year. The increase is due to an 18.7% growth in revenues from the data business. Revenues from the voice business increased by 5.4% compared with the same period last year. Video revenues increased by 71.9%.

For the third quarter of 2009, cost and expenses increased by 1.8%. Contributing factors to this growth are as follows: a 76.7% increase in content costs and a 12.9% increase in interconnections and transport costs. A 13.7% decrease in commercial, administrative and general expenses associated with lower media publicity costs was registered. EBITDA (1) totaled 16.0 million New Soles for the period, a 263.6% increase compared with the same period last year. The corresponding margin was 16.1%.

Argentina

For the third quarter of 2009, revenues totaled 150.9 million Argentinean pesos, a 16.3% increase compared with the year-earlier period.

In 2009, the strategy in the corporate market has been to grow services with existing customers, therefore increasing our added value services base through strategic alliances with different companies. On the other hand, the strategy for the SME segment has been to promote continuous growth through a modular offer consisting of Internet, and telephone lines.

In the third quarter of 2009, operating costs and expenses totaled 144.7 million Argentinean pesos, a 0.2% increase compared with the year earlier period. A contributing factor for the increase was a 7.8% growth in leased line costs directly linked to sales volume and affected by exchange rate volatility. A change in the sales mix for voice products resulted in a 27.6% decrease in transport and interconnection costs which offset the increase. EBITDA (1) was 34.1 million Argentinean pesos, a 184.2% increase compared with the same period last year. The corresponding margin was 22.6%. Operating income was 6.2 million Argentinean pesos.

Yellow Pages

The Yellow Pages business has presence in 5 countries and has published 109 directories. Of this total, 78 directories are in Mexico, with presence in all states and Mexico City. Additionally, 29 directories have been published in Hispanic markets in the United States. The remaining 2 directories are published in Peru and Argentina.

In the third quarter of 2009, consolidated revenues from this business totaled 1.263 billion pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Complementary notes to financial statements

(Thousands of Mexican Pesos)

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 16%. Therefore, during 2008 and 2009 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earnings.

BALANCE SHEET

S 87 OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of September 30, 2009, this item rose to Ps. 20,306,331 and is comprised as follows:

2009

Accounts payable $ 13,992,530

Other accrued liabilities 2,830,977

Deferred credits 3,482,824

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On July 9, 2008 the Annual Ordinary Shareholders' Meeting approved the funds authorized to repurchase its own shares in the maximum amount of Ps. 10,000,000. Additionally, on April 29, 2009 the Annual Ordinary Shareholders’ Meeting approved to increase in Ps. 5,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,067,022.

From January 1 through September 30, 2009, the Company acquired 247.8 million L shares for Ps. 1,895,078 and 4.3 million A shares for Ps. 32,037.

The Company's repurchased shares are applied to retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain figures of the 2008 financial statements have been reclassified to conform its presentation with the one used for the year 2009.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP

			%
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Int. Latam S.A. de C.V	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Contenido Cultural y Educativo, S.A. de C.V.	Selling advertising space	7,705,000	100.00
Inmuebles Madag, S.A. de C.V.	Real state leasing	50,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of provides of telecomunications services in Argentina	748,753,075	96.09
Telmex Chile Holding S.A.	Intermediate holding company in Chile	301,667,173,889	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	10,287,557	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	1,001,760,710,229	98.01
Telmex Colombia S. A.	Provider of telecommunications services to corporate customers in Colombia	255,042,532	100.00
Telmex Hogar, S.A.	Provider of cable television and Internet services in Colombia	12,065,248	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	148,493,898	100.00
Network and Operation S.A.	Provider of cable television and Internet services in Colombia	772,543	100.00
Cablecaribe, S.A.	Provider of cable television and Internet services in Colombia	87,398	100.00
Megacanales, S.A.	Producer of cable television content	152,064	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,253	100.00
New Dinamic Company, S.A.	Provider of cable television in Colombia	4,496,150	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	80	80.00
Páginas Telmex Colombia, S.A.	Producer of yellow and white pages directories in Colombia	1,724,860	100.00
Páginas Telmex Argentina, S.A.	Producer of yellow and white pages directories in Argentina	4898376	100..00
Páginas Telmex Perú, S.A.C.	Producer of yellow and white pages directories in Perú	94,680	100.00
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)

				ACQUISITION COST	PRESENT VALUE
			%
Net Serviços de Comunicação, S.A.	Provider of cable television	121,338,989	34.67 (*)	5,651,398	8,655,034
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00	247,860	164,447
Others					47,678

TOTAL INVESTMENT IN ASSOCIATES				5,899,258	8,867,159
OTHER PERMANENT INVESTMENTS					2,089
T O T A L				5,899,258	8,869,248

The 34.67% corresponds to the Telmex Internacional's indirect interest in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at September 30, 2009 is 35.38%.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/2007	11/05/2012	1.96							578,751	578,751	1,157,503	1,157,503
CAF Santander (2)	Y	07/07/2006	05/07/2011	2.20								707,620	707,620
EDC (2)	Y	21/11/2006	14/11/2011	2.01							168,802	168,802	337,605	168,802
BNP Paribas - Star One (3)	Y	13/08/2003	28/11/2013	4.01							351,711	351,711	703,423	703,423	703,423	167,038
Eximbank (3)	Y	25/11/2002	21/05/2010	6.64							45,204	45,204
BNP Paribas (2)	Y	13/08/2003	28/11/2013	1.86							12,019	12,019	24,037	24,037	24,037	12,019
SECURED DEBT
COMMERCIAL BANK
Brasil:
Banco IBM (2)	Y	22/09/2006	24/09/2012	1.81								112,535	112,535	112,535
Banco IBM (3)	Y	15/12/2006	17/12/2012	6.50							50,641	50,641	101,282	101,282	50,641
Banco IBM (4)	Y	29/09/2009	29/09/2015	9.90								147,683	147,683	73,841	221,525	295,366
ABN AMRO (2)	Y	04/11/2005	15/10/2009	1.73							135,042
Societe Generale (2)	Y	04/11/2005	25/10/2010	1.98							96,459	96,459	96,459
Societe Generale (3)	Y	03/03/2003	30/08/2010	6.56								58,204
Nordic (2)	Y	24/04/2006	11/03/2014	3.17							84,401	84,401	940,471	940,471	940,471	385,834
Others (4)	Y	08/01/2009	04/01/2010	10.19								1,329,080
Others (6)	Y	22/04/2005	15/01/2010	10.85							357	119
Others (3)	Y	29/07/2009	26/08/2014	4.63								75,667	75,667	75,667	75,667	75,667
Chile:
Others (3)	Y	31/05/2001	10/06/2016	3.96							53,358	255,452	283,098	179,196	1,317	4,134
Others (3)	Y	01/12/2006	06/04/2014	4.36							13,742	38,114	56,161	46,576	25,605	2,898
Others leasing (3)	Y	01/12/1999	01/07/2027	8.79							565	28,323	13,190	14,251	15,495	122,577
Others leasing (3)	Y	31/01/2005	31/12/2009	3.73							1,702
Colombia:
Others (5)	Y	01/06/2006	01/09/2013	8.84							18,951	171,008	75,808	75,808	75,808
others leasing (5)	Y	01/04/2006	01/08/2014	9.95							15,819	49,152	70,251	79,172	90,737	58,727
Argentina:
Others (3)	Y	05/10/2006	17/06/2011	2.04							9,894	20,241	13,005
Peru:
Others leasing (3)	Y	18/09/2000	01/06/2011	7.50							865	9,406	45,793
Others (3)	Y	01/07/2007	13/01/2014	3.42							7,050	525,213	24,547	25,408	21,089	10,745
México:
Santander	N/A	28/08/2009	27/10/2009	6.90	1,350,000
Bancomer	N/A	11/08/2009	09/11/2009	5.95	1,290,000
Banamex	N/A	24/09/2009	23/11/2009	6.25	100,000

OTHER
TOTAL BANKS					2,740,000	0	0	0	0	0	1,645,333	4,915,805	4,986,138	3,777,972	2,245,815	1,135,005

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT

Stock certificates (3)	N/A	18/09/2009	24/11/2009	5.00	5,000,000
Stock certificates (7)	N/A	04/09/2009	30/08/2012	6.28				5,000,000

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					5,000,000	0	0	5,000,000	0	0	0	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				7,580,943						15,735,688
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					7,580,943	0	0	0	0	0	15,735,688	0	0	0	0	0

TOTAL					15,320,943	0	0	5,000,000	0	0	17,381,021	4,915,805	4,986,138	3,777,972	2,245,815	1,135,005

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

(1) Libor 3 months plus margin

(2) Libor 6 months plus margin

(3) Fixed Rate

(4) CDI Rate*

(5) DTF Rate**

(6) TJLP Rate***

(7) TIIE****

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 0.2869 at September 30, 2009

- Libor at 6 months in US dollars is equivalent to 0.6288 at September 30, 2009

- CDI rate* is equivalent to 8.6000 at September 30, 2009

- DTF rate** is equivalent to 4.7700 at September 30, 2009

- TJLP rate*** is equivalent to 6.0000 at September 30, 2009

- TIIE rate*** is equivalent to 4.9300 at September 30, 2009

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at September 30, 2009 were as follows:

CURRENCY AMOUNT E.R.

DOLLAR (USD) 1,053,723 13.5042

E.- Liabilities in other foreign currency are equivalent to Ps. 17,216,383 thousand Mexican pesos.

*Brazilian local rate

**Colombian leader rate

***Brazilian local rate

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	193,551	2,613,756	2,701,900	36,486,992	39,100,748

LIABILITIES	1,323,673	17,875,140	1,841,499	24,867,971	42,743,111
SHORT-TERM LIABILITIES	565,452	7,635,973	1,700,375	22,962,208	30,598,181
LONG-TERM LIABILITIES	758,221	10,239,167	141,124	1,905,763	12,144,930

NET BALANCE	(1,130,122)	(15,261,384)	860,401	11,619,021	(3,642,363)

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	13.5042
EURO	19.7872
Argentinian Peso	3.5195
Colombian Peso	0.0071
Chilean Peso	0.0250
Peruvian Sol	4.6808
Brazilian Real	7.5947

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments.  The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At September 30, 2009, the Company has complied with such restrictive covenants.

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	3,955,385
OTHERS	0	1,037,813
FOREIGN SALES
LOCAL SERVICE	0	10,802,943
LONG DISTANCE SERVICES	0	25,058,980
INTERCONNECTION	0	855,619
CORPORATE NETWORKS	0	15,624,256
INTERNET	0	5,750,546
TV DE CABLE	0	3,731,950
TOTAL		66,817,492

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	0

FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	10,802,943
LONG DISTANCE SERVICE	0	25,058,980
INTERCONNECTION	0	855,619
CORPORATE NETWORKS	0	15,624,256
INTERNET	0	5,750,546
OTHERS	0	3,731,950
TOTAL		61,824,294

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
	VALUE		FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818244	0	397,493,451	0	0	397,493,451	3,252	0
AA	0.00818244	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818244	0	9,558,821,827	0	0	9,558,821,827	78,215	0
TOTAL			18,070,911,360	0	8,114,596,082	9,956,315,278	147,864	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,070,911,360

NOTES:
The nominal value per share is $0.0081824375 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	3th. Quarter 09 Jul-Sep	% of Advance	Amount used 2009	Budget 2009	% of Advance

LATINOAMERICA	1,384,264	20.1	6,051,006	6,885,038	87.9
EMBRATEL	2,278,905	29.2	5,673,976	7,797,248	72.8

TOTAL INVESTMENT TELMEX INTERNACIONAL	3,663,169	24.9	11,724,982	14,682,286	79.9

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

As of 2008, the financial statements of subsidiaries and affiliates abroad are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at the time of the related transactions;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated at historical exchange rates and the effects of non-monetary assets and liabilities on results of operations are translated at the historical exchange rates used to translate the assets and liabilities;

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption Adjustment to cash flow for exchange differences.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts are translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items are recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items.

Exchange rate variances and, through December 31, 2007, the effect of intercompany monetary items are recorded in the consolidated statements of income.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 15

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION )

Consolidated

Final printing

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Complementary information to TELINT’s third quarter 2009 Report (ending on September 30, 2009) requested by Official Communications No. 151/13203/2008, dated November 25, 2008 and No. 151-2/76211/2009 dated  January 20, 2009, both  issued by the Comisión Nacional Bancarios y de Valores, (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Telmex Internacional, S.A.B. de C.V. (TELINT or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As explained in TELINT’s third quarter Report, at September 30, 2009, TELINT had a total debt equivalent to 31,446 million Mexican pesos, of which 14,230 million were denominated in US dollars and 17,216 million were denominated in local currencies belonging to the different countries in which the Company operates in South America as well as Mexico. The Company had a net position in hedges of 592 million US dollars implemented through derivative instruments exclusively related to its Brazilian operations.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

  Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

(a)    With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company through its various subsidiaries uses derivative instruments, mainly Cross Currency Swaps.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, in particular short term debt, while maintaining a solid and healthy financial structure.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company’s subsidiaries enter into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Counterparts are local banks in the countries where the Company operates, as well as international banks which are rated at least A by Fitch, A2 by Moody´s and A by Standard & Poor´s.

 Also, the Company’s subsidiaries only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

            Given that the Company’s subsidiaries use derivative instruments of common use in the market, prices of future contracts are observed in the market in order to compare them with the ones provided by financial institutions and the ones that prevail in the market.

Main terms and conditions of the agreements

It is a practice of the Company and its subsidiaries that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments have been executed in Brazil under a master agreement designed by CETIP (“Balcăo Organizado de Ativos e Derivados”) standardized and duly executed by the legal representatives of the Company’s Brazilian subsidiaries and the financial institutions.

Margin policies, collateral and lines of credit

            The Company or its subsidiaries have no contractual obligations related to the purchase and use of derivative instruments which will cause it to provision for any type of collateral in case of margin calls.

Processes of levels of authorization required by type of negotiation

            Some subsidiaries which include the ones in Brazil maintain the Company’s total hedge position through derivative instruments. Various entities inside each subsidiary discuss hedging strategies against financial risk. The Treasury departments of the subsidiaries are in charge of its implementation with close coordination with the Corporate Treasury department of the Company. The supervision of the transactions is left to the Company’s Chief Financial Officer.

            In the previously mentioned subsidiaries, derivative contracts that exceed 50 million R$ (28.11 million US dollars) must be approved by the Board of Directors. The control of these contracts is performed under the supervision of the Company and internal auditors.

Existence of a independent third party that reviews such processes

In order to comply with reporting financial standards, the measurement of the effectiveness of the derivative instruments are discussed with the external auditors that validate the correct accounting application of their effect in the income statement and the balance sheet.

 Generic description of the valuation techniques

As previously discussed, derivative instruments are carried out by the Company through its subsidiaries, primarily for the purpose of hedging financial risk. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The Company and its subsidiaries use certain tools in order to evaluate market risk (VAR, Stress Test).

ii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s and the subsidiaries’ cash generation capabilities have been sufficient to service the debt and the derivative instruments used to hedge financial risks associated with such debt.

iii. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

For the three quarters of 2009, we have recognized an accumulated net loss of 1,307 million Mexican pesos as a result of foreign exchange rate hedges.

            To date, there has not been any breach in the terms and conditions of the respective agreements.

iv. Quantitative information

See TABLE 1 attached.

  SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since hey are carried out for hedging purposes.

Derivative Type	Purpose of hedge	Notional Amount		Underlying Asset Value Reference Variable		Reasonable Value		Amount of Maturities per year	Colateral/ Lines of credit
		Quarter Current	Quarter Previous	Quarter Current	Quarter Previous	Quarter Current	Quarter Previous

Exchange rate hedges (principal & interest)
Cross Currency Swap	Hedge USD x CDI	USD 665,938	USD 590,485	CDI 8.59% Exchange rate 7.5947	CDI 8.96% Exchange rate 6.7649	MXN (1,169,170)	MXN (286,577)	12,9 months	N/A

Cross Currency Swap	Hedge CDI x USD	USD 73,717	USD 180,984	Exchange rate 7.5947 CDI 8.59%	Exchange rate 6.7649 CDI 8.96%	MXN 279,525	MXN 433,169	1,4 months	N/A

Total		592,221	409,501			(889,645)	146,592

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. RAUL HUMBERTO ZEPEDA RUIZ

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS	ING.	JAIME	CHICO	PARDO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS (INDEPENDENT)	MBA.	JORGE ANDRES	SAIEH	GUZMAN
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	BOWLING
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS, JR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	RAUL HUMBERTO	ZEPEDA	RUIZ

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Third Quarter 2009.